Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                                                            Name and Address of Company

Aeterna Zentaris Inc.
1405 du Parc-Technologique Boulevard
Quebec City, Quebec
Canada, G1P4P5

Item 2                                                            Date of Material Change

October 9, 2015

Item 3                                                            News Release

On October 12, 2015, the Company issued a news release indicating the material change, which was disseminated in Canada on the CNW newswire service.

Item 4                                                            Summary of Material Change

On October 9, 2015, the Company’s Board of Directors determined to terminate immediately the employment of Mr. Dennis Turpin, the Company’s former Senior Vice President, Chief Financial Officer, and to close the Company’s office in Quebec City, Quebec by December 31, 2015, making all associates based there redundant.  These decisions were communicated to Mr. Turpin and the other affected employees of the Company on October 9, 2015.  A comprehensive search for a Chief Financial Officer is underway.  Mr. Keith Santorelli, the Company’s Vice President, Finance, will succeed Mr. Turpin as the Company’s Chief Accounting Officer, with responsibility for all internal and external financial reporting on an interim basis while the Company conducts an external search for a permanent Chief Financial Officer.

Item 5                                                            Full Description of Material Change

See Item 4.

Item 6                                                            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7                                                            Omitted Information

Not applicable

Item 8                                                            Executive Officer

Further information regarding the matters described in this report may be obtained from Philip A. Theodore, Senior Vice President, General Counsel.  Mr. Theodore is knowledgeable about the details of the material change and may be contacted at (843) 900-3211.

Item 9                                                            Date of Report

October 13, 2015